

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 14, 2007

Shai Even
Vice President, Chief Financial Officer and Treasurer
Alon USA Energy, Inc.
7616 LBJ Freeway, Suite 300
Dallas, TX 75251

> **Re:**   **Alon USA Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 1-32567**

Dear Mr. Even:

We have completed our review of your 2006 Form 10-K, and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief